THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

September 3, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: H. Christopher Owings
Assistant Director

RE:	EFT BioTech, Inc. Registration Statement on Form 10 Amendment No. 4 File No. 000-53730

Dear Mr. Owings:

Below please find our responses to the Staff’s comment letter, dated July 30, 2009 (the “Comment Letter”), regarding EFT BioTech Holdings, Inc.’s Amendment No.3 on Form 10. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 4 to the Registration Statement today.  A hard copy of this response letter and Amendment No. 4, marked to show changes from Amendment No. 3, is being sent to you today via overnight mail.

Please also be advised that pursuant to Staff Comment #1,the Company today has filed Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended March 31, 2009. A marked copy of the amended Form 10-K is also being sent to you today via overnight.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

Very truly yours, /s/ Philip Magri

General

1.	Please apply all comments below, if applicable, to your Form 10-K for the fiscal year ended March 31, 2009, filed on July 17, 2009.

Response:

Please be advised that we have applied all applicable comments below to our Form 10-K for the fiscal year ended March 31, 2009 and have filed Amendment No. 1 to the Form 10-K today.

2.
We read in your response to comment one from our letter dated May 8, 2009 that you are a non-accelerated filer rather than a smaller reporting company. If you are a non-accelerated filer, then you are not eligible for the scaled disclosure requirements of a smaller reporting company, and your filing is missing several required disclosures. Therefore, we reissue comment 18, the third bullet point of comment 38, and comment 55 from our comment letter dated January 8, 2009. Specifically, you should revise your filing for the following matters:

•
Revise your disclosure of Selected Financial Data on page 20 to present the required statements of operations and balance sheet data for five years in accordance with Item 301 of Regulation S-K. Please note that for periods before EFT Biotech's inception on September 18, 2007, you should present the financial information of EFT Biotech's predecessors.

•
Revise your audited financial statements to present three years of statements of operations and other comprehensive income, statements of changes in stockholders' equity, and statements of cash flows to comply with Rules 3-02 and 3-04 of Regulation S-X. Similarly, revise your auditors' report to opine on the three year period covered by your financial statements.

•
Revise your disclosures under Management's Discussion and Analysis, beginning on page 20, to analyze your results of operations and liquidity for the three year period presented in your audited financial statements.

•
If you include interim financial statements in your registration statement, present an interim statement of changes in stockholders' equity for the period from the latest fiscal year end to the interim balance sheet date.

•	Finally, revise the cover page of your filing to check the box for "nonaccelerated filer."

Response:

We have determined that the Company is a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.  Pursuant to Rule 12b-2, “smaller reporting company” is defined, in part, as a company which had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity.

On Friday, November 28, 2008 (the last business day of Company’s recently completed second fiscal quarter (November 30, 2008)), there were 7,793,165 shares of the Company’s common stock issued and outstanding held by non-affiliates and the closing price was $3.90 thereby making the public float $30,393,343.  Therefore, according to Rule 12b-2, the Company’s public float is less than $75 million as of the last business day of its most recently completed second fiscal quarter and because of such, qualifies as a “smaller reporting company” and thereby permitted to used the scaled disclosure for such entities pursuant to Regulation S-K.  We have revised the Form 10 Amendment No. 4 to clarify that 7,793,165 shares of the Company’s issued and outstanding stock are held by non-affiliates. We apologize for any confusion regarding this matter.

Item 1. Business, page 3

3.
We note your response to comment seven of our letter dated May 8, 2009. However, it remains unclear how placement on the right or left side of the referring affiliate's ID number affects the calculation of awards when it appears that the existence of nine new affiliates on only one side of an affiliate's ID number is sufficient to calculate a "cycle" that earns that affiliate a reward. Please revise your disclosure to clarify.

Response:

We have revised the disclosure to state as follows:

As of March 31, 2009, we had approximately 500,000 Affiliates enrolled in the EFT Program. When a customer joins the EFT Program, the customer is given a membership ID number.  We have a reward system whereby an Affiliate earns monetary rewards for products purchased by such Affiliate and by other persons who join the EFT Program and who were introduced to the program by that Affiliate or through other Affiliates that were originally introduced to the program by that Affiliate.  Commissions are earned by using a binary system. In order for an Affiliate to earn a commission on what other Affiliates sell, an Affiliate needs to have nine additional customers join our Affiliate program. When a new person joins our Affiliate program, he/she is required to identify the Affiliate who referred him/her. The originating Affiliate then places the new Affiliate in one of two groups. The minimum amount of new Affiliates to be in a group is three and the maximum is six. Once a total of nine new affiliates have joined, the originating Affiliate becomes eligible to receive commissions on what the new Affiliates sell. New Affiliates can also recruit additional Affiliates which are attributable to the recruiting Affiliate as well as the originating Affiliate.

4.
We note your response to comment nine of our letter dated May 8, 2009. The revised disclosure contained in your response does not appear in Item 1 of your filing as indicated. Please revise your filing to include this revised disclosure in Item 1. In addition, please expand this revised disclosure to describe the governmental regulations relating to your receipt, storage and processing of personal identifiable data.

Response: We have revised the document accordingly.

We have also added the following disclosure:

Personal Identifiable Information

The collection of data and processing of transactions through our systems require us to receive and store a large volume of personally identifiable data. We are subject to various consumer protection laws relating to the collection, use, retention, security and transfer of personally identifiable information about our users, especially for financial information. In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, apply to the Internet and commercial online services. New laws in this area have been passed by several jurisdictions, and other jurisdictions are considering imposing additional restrictions. The interpretation and application of these laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity and adversely affect us. In addition, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws.

We have also added the following Risk Factor:

We are subject to laws governing our customers’ personal identifiable information.

We are subject to various consumer protection laws relating to the collection, use, retention, security and transfer of personally identifiable information about our users, especially for financial information. In many states, there is currently great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, apply to the Internet and commercial online services. The interpretation and application of these laws are in a state of flux. These laws may be interpreted and applied inconsistently from country to country and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Any failure, or perceived failure, by us to comply with any regulatory requirements or orders or other federal, state or international privacy or consumer protection-related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity and adversely affect us. In addition, we are subject to the possibility of security breaches, which themselves may result in a violation of these laws.

5.
Please expand the business section to discuss Excalibur's business. We note that you issued a press release on June 30, 2009 indicating that Excalibur had completed its inaugural Taiwan Straits passenger voyage. You should discuss how the Excalibur business fits within your business plan.

Response:

We have included the following disclosure to Amendment No. 4. Please note we had also made such change in our Form 10-Q for the quarter ended June 30, 2009 filed on Friday, August 14, 2009:

Excalibur International Marine Corporation

Due to the recent changes in policy between Mainland China and Taiwan, an opportunity was recognized to take advantage of direct sailings for cargo and passengers through the Taiwan Strait.  EFT identified Excalibur International Marina Corporation (“Excalibur”), a shipping company located in Taiwan, as a viable entity to participate with in this business opportunity.  In order to expedite the purchase of an interest in a new vessel, EFT’s Board of Directors approved a non-interest bearing, unsecured loan to facilitate this purchase.

On July 28, 2008, the Registrant loaned $19,193,000 to Excalibur.  This loan was still outstanding with balance of $1,564,717 as of June 30, 2009. At the time of the transaction, Excalibur was not a related party nor did any of the Company or any of its officers or directors have any relationship with Excalibur or any of its officers and directors.

On September 23, 2008, the Company signed a loan agreement with Excalibur to lend $2,000,000 at an interest rate of 3.75% per month with a term of no more than 60 days. At the end of the 60 days term, the term of the loan was extended for six months. On December 25, 2008, the Company extended this loan to May 25, 2009. On May 25, 2009, the Company extended this loan to Excalibur for another six months and decreased the interest rate to 12.5% per annum.

On October 20, 2008, EFT Investment Co., Ltd. was formed as a wholly-owned subsidiary of EFT BioTech Holdings, Inc.  EFT Investment Co., Ltd was formed in Taiwan. On October 25, 2008, EFT Investment Co., Ltd. completed the acquisition of 585,677,500 shares of common stock of Excalibur; representing approximately 49% shares of issued and outstanding shares of Excalibur, for an aggregate purchase price of USD $19,193,000. Prior to the acquisition of Excalibur, Excalibur was not a related person under Item 404 of Regulation S-K.

On November 24, 2008, the Registrant signed an additional loan agreement with Excalibur, a then related party, pursuant to which the Registrant loaned Excalibur $500,000 at the interest rate of 3.75% per month with a term of 30 days with an extension of six months.  On December 25, 2008, the Company extended the loan to May 25, 2009.  On May 25, 2009, the Company extended this loan for another six months and decreased the interest rate to 12.5% per annum.

On May 13, 2009, the Company signed another loan agreement denominated in U.S. dollars with Excalibur to lend Excalibur $600,000 at interest rate of 12.5% per annum with a maturity date of November 13, 2009.

Item 1A. Risk Factors, page 13

6.	We note your response to comment ten of our letter dated May 8, 2009. The filing has not been revised as indicated in your response. Please revise the filing accordingly.

Response:  Comment #10 read:

Item 1A. Risk Factors, page 10

We note the risk factor that you added in response to comment 17 in our letter dated January 8, 2009. Please remove from that risk factor the disclosure indicating that the liquidity of the commercial bank has far exceeded your uninsured cash balances since it mitigates the point of the risk.

We have revised Amendment No. 4 accordingly. The risk factor now reads as follows:

We regularly maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000.

We regularly maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000. If the financial position and/or liquidity of the bank were to become impaired, our financial position and the results of our operations could be negatively affected to the extent of account balances held at the financial institution in excess of the federally insured limit.

Item 2. Financial Information, page 20

Selected Financial Data, page 20

7.
Please refer to comment 11 from our letter dated May 8, 2009. As indicated in our previous comment, the financial information presented in your Selected Financial Data must agree to your audited financial statements. However, the amounts that you have titled total revenues and income from continuing operations in your Selected Financial Data do not agree to your financial statements. Please note that these are defined GAAP terms and may not be used to refer to other amounts from your statements of operations. Please revise to present the information required by the first paragraph of Instruction 2 to Item 301 of Regulation S-K.

Response:

We respectfully advise Staff we are not subject to disclose Selected Financial Data according to Regulation S-K Section 229.301(Item301)(c) since EFT is a smaller reporting company. Please also see our response to Comment #2 above.

8.
We note that you have labeled your Selected Financial Data for March 31, 2009 and 2008 as unaudited, and we note your footnote one to this table. Since the periods for which you are presenting Selected Financial Data are annual periods for which you have audited financial statements, we believe your use of the term "unaudited" may be confusing as it may imply that these numbers differ from those seen in your audited financial statements presented elsewhere in this filing. Please remove the labels "unaudited" from the top of the columns of data. You also may wish to revise your current footnote one to this table to indicate that the balance sheet data for 2009 and 2008 and the statements of operations data for 2009, 2008, and 2007 has been derived from your audited financial statements presented elsewhere in this filing, and the data presented for earlier periods has been derived from your audited (or unaudited, if true) financial statements for those periods, which are not included in this filing.

Response:

We have revised the table to read as follows:

SELECTED FINANCIAL DATA

	For the Quarter Ended June 30,		For the Fiscal Year Ended March 31,
Item:	2009(1)	2008(1)	2009(2)	2008(2)
Total Revenues	$5,043,396	$6,251,388	$18,504,434	$40,359,662
Income from Continuing Operations	$1,474,729	$2,635,070	$1,590,323	$20,775,301
Net income(loss) per Common Share	$(0.01)	$0.05	$0.03	$0.37
Total Assets	$67,557,454	$66,895,694	$68,666,322	$57,427,420
Long-Term Operating Leases (3)	$183,914	$120,535	$494,487	$487,896
Capital Leases	-	-	-	-
Redeemable Preferred Stock	-	-	-	-
Cash Dividends and Declared per Common Share	-	-	-	$0.31

(1)	Dollar Amounts are derived from the unaudited financial statements for the quarter ended June 30, 2009 included in this Form 10.
(2)	Dollar Amounts are derived from the audited financial statements for the fiscal year ended March 31, 2009 included in this Form 10.
(3)	Consists of lease obligations for offices in Hong Kong and City of Industry. California.

9.
Please refer to our earlier comment within this comment letter indicating that you should provide Selected Financial Data for five years. Since EFT Biotech was created by combining several entities under common control, to the extent that all of these predecessor companies are not included in the entire five year period presented, and to the extent that this difference in the predecessor companies included in each period contributes to the variations in the amounts shown from year to year, please add a footnote clarifying this matter. Refer to the second paragraph of Instruction 2 to Item 301 of Regulation S-K.

Response:

We respectfully advise Staff we are not subject to disclose Selected Financial Data for five years according to Regulation S-K Section 229.301(Item301)(c) since EFT is a smaller reporting company. Please also see our response to Comment #2 above.

Results of Operations, page 22

10.
We note your response to comment 13 in our letter dated May 8, 2009. Notwithstanding your updates to your analysis of the change in revenues for fiscal year 2009 as compared to fiscal year 2008, we still do not believe that you have clearly disclosed how much of the total change in revenues relates to a change in prices of previously existing goods, a change in volumes sold or shipped, or a change in product mix, for example from the introduction of new products or the discontinuance of previously existing products. Please revise your analysis of the change in revenues for fiscal year 2009 as compared to fiscal year 2008, and for fiscal year 2008 as compared to fiscal year 2007, to better address how changes in price, volume, and product mix each contributed to the total change in revenues, or tell us why this information is not available. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

We have revised the disclosure to state the following:

Revenues.   Our Revenues decreased to $12,846,809 for the fiscal year ended March 31, 2009 from $30,249,302 for the fiscal year ended March 31, 2008 because of decreased sales.  The decrease in sales from the fiscal year ended March 31, 2008 to 2009 was due to the worldwide recession and to several natural disasters in China during 2008. Also, in July 2008, we increased our initial cost to our customers in order for them to become Affiliates from $250 to $300.  This increase in the initial cost might have contributed to a decrease in sales as customers believe that such an increase is prohibitively expensive.  Our products are discretionary items and in light of the worldwide recession, consumers have generally been decreasing their purchases of discretionary items.  Also, in the 1st quarter of, 2008, we discontinued two (2) of our environmental home care products and, in 4th quarter of 2008, we have added four (4) nutritional products. Consumers might have decreased their purchases of our products due to the change in the mix of products we offer.

11.
We note your addition of gross profit margin in response to comment 14 from our letter dated May 8, 2009. However, we remain unclear as to the reasons why your gross profit margin decreased for the year ended March 31, 2009 as compared to March 31, 2008. Please revise your disclosure to better explain the underlying factors that contributed to this decrease. For example, if there was a shift in the mix of products sold toward products with a lower gross margin, you should state this. As another example, if you lowered the prices of your goods during fiscal year 2009 in an attempt to increase sales, but you were unable to correspondingly lower your costs of goods sold, you should state this.

Response:

We have revised the disclosure to state as follows:

Gross Profits. Gross Profits decreased to $10,519,486 for the fiscal year ended March 31, 2009 from $24,468,670 for the fiscal year ended March 31, 2008.  Our gross profit margin for the fiscal year ended March 31, 2009 decreased to 57% from 61% for the fiscal year ended March 31, 2008.  Gross Profits and gross profit margins decreased because of decreased sales in year 2009. Also, during the year 2009, we held many promotions by giving out free products to boost our sales. As a result, our cost of goods sold was correspondingly higher in year 2009.

Item 7. Certain Relationships and Related Transactions and Director Independence, page 36
Response: We have added the following disclosure to the Form 10 as well as to our Code of Business Conduct and have refiled the Amended Code as an Exhibit to Amendment No. 4.

Code of Business Conduct

The Company has adopted a Code of Business Conduct which is followed in connection with all Related Party Transactions (as defined below) with Related Persons (as defined in Rule 404 of Regulation S-K). For these purposes, a “Related Person Transaction” is a financial transaction, arrangement or relationship, or any series of similar transactions, between the Company and an entity in which any Related Person will have a direct or indirect material interest, other than:

1.	Transactions available to all employees generally.

2.	Transactions involving less than $25,000 annually ($6,250 quarterly) when aggregated with all similar transactions.

This includes any transactions requiring disclosure under item 404 of Regulation S-K under the Securities and Exchange Act of 1934,as amended.

Approval Procedures:

1.
A proposed Related Person Transaction shall be brought before the Board of Directors. The Board must be informed of (a) the Related Person’s relationship or interest, including all conflicts of interest that may exist or otherwise arise on account of the Related Person Transaction, and (b) the material facts of the proposed Related Person Transaction.

2.	The Board shall determine whether to approve a Related Person Transaction after considering the following factors, as deemed relevant by the Board:

•	Whether the transaction is on terms comparable to those that could be obtained in arms-length dealing with an unrelated third party;

•	Whether there are business reasons to enter into the Related Person Transaction;

•	Whether the Related Person Transaction could impair the independence of a director, if applicable;

•
Whether the Related Person Transaction would present an improper conflict of interest, taking into account the size of the transaction, the overall financial position of the executive officer, Director or Director Nominee, the direct or indirect nature of the interest of the executive officer, Director or Director Nominee in the transaction, the ongoing nature of any proposed relationships or any other factors the Board deems relevant.

3.
The Board will approve such transactions to be entered into by the Company, including the ratification of such transactions if applicable. At subsequent meetings, management shall update the Board as to any material changes to those proposed transactions.

4.
The Board shall also periodically review and assess ongoing relationships with Related Persons to assure compliance with the Board guidelines and directives and to ensure that such Related Person Transaction remains fair to the Company.

5.	Any member of the Board who has an interest in the transaction under consideration will abstain from voting, but may participate in the discussion if invited to do so by the Chair of the Board.

6.
These procedures generally should be used to approve Related Person Transactions in advance of the transaction being entered into. On occasion, however, it may be advisable to commence a Related Person Transaction before the Board has evaluated it, or a transaction may commence before it is discovered there is a Related Person. Accordingly, in such instances, notwithstanding the above, management should consult with the Chair of the Board to determine the appropriate course of action, which may include subsequent ratification by the Board.

Disclosure:

Related Person Transactions are to be disclosed in the Company’s applicable filings as required by the Securities Act of 1933 and the Securities Exchange Act of 1934 and related rules.

Item 11. Description of Registrant's Securities to Be Registered, page 33

13.
  We note your response to comment 23 of our letter dated May 8, 2009. At times throughout your filing you state that there are 75,983,205 common shares outstanding as of March 31, 2009, and at other times you state that there are 75,983,205 common shares outstanding as of the date of the registration statement. Please revise your disclosure to make it consistent.<?xml:namespace prefix = o />

Response:

We have revised the disclosure to state that there are 75,983,205 shares of the Company are issued and outstanding as of the quarter ended June 30, 2009.

Item 13. Financial Statements and Supplementary Data, page F-l

Consolidated Statements of Changes in Stockholders' Equity, page F-6

14.
We reissue comment 24 from our letter dated May 8, 2009. Please provide us with the balance sheet for the shell company, EFT Holdings, and the consolidated balance sheet for the operating company, EFT Biotech, immediately prior to the reverse merger. Note that the consolidated balance sheet for EFT Biotech should include its operating subsidiaries. Please note that we are not asking you to put this information into your Form 10; rather, we are asking for this information to be provided to us within your response letter. These financial statements are necessary for us to evaluate whether you have correctly presented the reverse merger within your financial statements.

Response:

Enclosed please find the condensed balance sheet of both the shell company (EFT Holdings/HumWare) and the operating company, EFT Biotech, Inc. immediately prior to the reverse merger. At that time, all of its subsidiaries were shell companies.

15.
Refer to comment 38 from our letter dated May 8, 2009. You indicated in your statement of changes in stockholders' equity and your statement of cash flows within your December 31, 2008 Form 10-Q that you received net proceeds of $51,149,412 from your private placement. You also state on page 40 within this Form 10 that you received net proceeds of $51,149,412 from your private placement. However, your statement of changes in stockholders' equity and statement of cash flows for the audited year ended March 31, 2009 indicate that you received net proceeds of $52,831,758 from your private placement. Given your statement on page 40 that your private placement ended on October 25, 2008, it is unclear to us why the net proceeds received from your private placement would change between your interim December 31, 2008 financial statements and your audited annual March 31, 2009 financial statements. Please advise. Additionally, please revise either your financial statements or your disclosures on page 40 to provide consistent information within this filing as to the amount of your net proceeds.

Response:

We respectfully advise the Staff that we reclassified $1,707,070 to commission expense account and booked $24,724 bank charges as stock issuing cost to the book at fiscal year end March 31, 2009. The difference of these two adjusting entries is $1,682,346 which is the difference of the net proceeds between $51,149,412 and $52,831,758.  Originally, $1,707,070 has been recorded as stock issuance cost related to bank charges.  Reducing proceeds from the private placement.  It was discovered during the Company’s audit that $1,682,346 of those costs should have been charged against commission’s expense.  Private placement affiliates had the opportunity to purchase stock from their respective commission accounts.  These amounts were not taken from commissions, but instead, were added to private placement costs. This difference totaled $1,682,346, the adjustment amount noted in your comment.

Note 1 - Organization, page F-8

16.
We read in your response to comment 26 from our letter dated May 8, 2009 that you revised your disclosure to state that EFT International Ltd. is the operating company that generates substantially all of your net income. However, your filing does not reflect this change. We therefore reissue the second bullet point of comment 38 from our letter dated January 8, 2009 and comment 26 from our letter dated May 8, 2009.

Response:

We will revise that in our future filings in Organization Section of Financial footnote as follows:

EFT Limited (BVI) has four wholly-owned subsidiaries: EFT, Inc., a California company formed on January 1, 2003, Top Capital International, Ltd. (BVI), a BVI company formed on May 22, 2002, EFT (HK), Ltd., a Hong Kong (“HK”) company formed on November 1, 2006 and EFT International Ltd. (BVI), a BVI company formed on April 20, 2005, which it acquired all on November 14, 2007. EFT International Ltd. is the operating company that generates substantially all of the company’s net income. As EFT Limited (BVI) and the four companies being acquired were under common control, this acquisition also represents a reorganization of entities under common control.

Note 2 - Summary of Significant Accounting Policies, page F-8 Earnings per Share, page F-13

17.
We note that you disclose that the weighted-average number of potentially dilutive shares that were excluded from the diluted net income per share calculation for the year ended March 31, 2009 was 6,159,989. Please disclose, if true, that these securities were excluded because the effect would have been antidilutive.

Response:

We have revised Amendment No. 4 per your comment above. Please note we had also revised the financial footnote in our latest Form 10-Q for the fiscal quarter ended June 30, 2009 to read as follows:

Net Earnings (Loss) Per Share

Basic net earnings (loss) per common share of stock is calculated by dividing net income (loss) available to common stockholders by the weighted-average of common shares outstanding during each period.

Diluted net income (loss) per common share is calculated by dividing adjusted net income (loss) by the weighted-average of common shares outstanding, including the effect of other dilutive securities. The Company’s potentially dilutive securities consist of in-the-money outstanding warrants to purchase the Company’s common stock. Diluted net (loss) per common share does not give effect to dilutive securities as their effect would be anti-dilutive.

The treasury stock method is used to measure the dilutive impact of stock options and warrants. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.  For the three months ended June 30, 2009 and 2008, stock warrants of 14,890,000 and zero shares have no effect on the diluted calculation because they are not in-the-money.

Segment Reporting, page F-14

18.
We note from your response to comment 28 from our letter dated May 8, 2009 that you have only one segment. However, it continues to remain unclear to us why you have not disclosed your revenues by type of product consistent with the guidance in paragraph 37 of SFAS 131. If your prior response referring to a wide range of products was intended to indicate that it was impractical to report revenues for each product, please note that this guidance allows you to group similar types of products and does not require disclosure of each individual product. Based on the discussion of your products on pages 5-9 of your filing, it appears that you might group your products into categories such as Nutritional Products, Personal Care Products, and Other for purposes of this disclosure. Alternatively, you may believe that other categories would be more appropriate. Please note that paragraph 7 of SFAS 131 recognizes that providing the disclosure required by paragraph 37 of SFAS 131 may require you to provide limited information that is not used by your management for making operating decisions or assessing performance. It remains unclear to us that your current disclosure, which only disaggregates consolidated revenues into sales revenue and shipping charges, meets the requirements of this guidance. Please explain this matter to us in detail or revise to provide this disclosure.

Response:

We have revised Amendment No. 4 per your comment above. Please note we had also revised financial footnote in our latest Form 10-Q filing as follows:

Segment Reporting

Statement of Financial Accounting Standards No. 131 (SFAS 131), “Disclosure about Segments of an Enterprise and Related Information” requires use of the management approach model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company. Since management does not disaggregate Company data, the Company has determined that only one segment exists. Accordingly, no segment reporting is provided. The Company’s maintains 5 product categories; nutritional products, personal care products, automotive fuel additives, home products and portable drinking containers.  The Company’s current “in-house” information systems do not have the ability to compile revenues from external customers for each product category.

Recent Accounting Pronouncements, page F-14

19.
It is unclear to us how your disclosures under this heading comply with SAB Topic 11:M. Please revise to clearly disclose the potential effects of adoption of these standards on your financial statements.

Response:

We respectfully advise Staff that we have revised Amendment No.4 footnote to comply with this rule as below and we will continue to comply this on a go forward basis in the future filings.

Please note we had revised footnote in our latest Quarterly Report Form 10-Q filed on Friday, August 14, 2009.

Recent accounting pronouncements

The FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, on June 29, 2009 and, in doing so, authorized the Codification as the sole source for authoritative U.S. GAAP.   SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009.  Once it's effective, it will supersede all accounting standards in U.S. GAAP, aside from those issued by the SEC.  SFAS No. 168 replaces SFAS No. 162 to establish a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standards Codification. The Company will evaluate the impact of SFAS No. 168 upon its effectiveness.

SFAS No. 167 amends FASB Interpretation (FIN) No. 46(R), Consolidation of Variable Interest Entities, by altering how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated, the FASB said. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions.

The standards will be effective at the start of the first fiscal year beginning after November 15, 2009, which will mean January 2010 for companies that are on calendar years. The guidance will have to be applied for first-quarter filings. The Company will comply with the disclosure requirements of this statement when and if it acquires a variable interest entity, upon its effectiveness.

FAS No. 166 revises SFAS No. 140,  Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk to the assets, the FASB said. The statement eliminates the concept of a qualifying special-purpose entity, changes the requirements for the derecognition of financial assets, and calls upon sellers of the assets to make additional disclosures about them.   The Company does not believe implementation of FAS No. 166 will have a material impact on its financial statements.
On May 28, 2009 the FASB announced  the issuance of SFAS 165, Subsequent Events. SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.  The Company believes that SFAS No. 165 will have an effect on its financial statements and will comply upon effectiveness.

Note 8 - Investment, page F-17

20.
Please explain to us in detail how you determined you did not need to provide separate financial statements for Excalibur to comply with Rule 3-09 of Regulation S-X. In this regard, we note that your investment in Excalibur comprises 25% of your total assets as of March 31, 2009.

Response:

We respectfully advise Staff that we have disclosed Excalibur’s Financial Statements in Amendment No.4 and we will continue to comply this on a go forward basis in the future filings. Please note we had revised footnote in our latest Form 10-Q filed on Friday, August 14, 2009.

21.	Please revise this footnote to provide the disclosures indicated by Rule 4-08(g) of Regulation S-X.

Response:

We respectfully advise Staff that we have revised the footnote to comply with Rule 4-08(g) in Amendment No.4 and we will continue to comply this on a go forward basis in the future filings.

Please note we had revised footnote in our latest Form 10-Q filed on Friday, August 14, 2009.

Note 13 - Commitment, page F-20

22.
We read at the top of page F-21 that your lease for storage space for your sales division in<?xml:namespace prefix = st1 />Hong Kong expires on May 7, 2010. Given this statement, please tell us why your tabular presentation of future minimum lease payments for this lease shows that you will lease this property through March 31, 2012.

Response:

We respectfully advise Staff that we had revised the numbers in Amendment No.4. Please note we had revised footnote in our latest Form 10-Q filed on Friday, August 14, 2009.

Item 15. Financial Statements and Exhibits, page F-25

23. We note the following with respect to the loan agreements filed as Exhibits 10.4 to 10.9 in response to comment 36 of our letter dated May 8, 2009:

•
You have incorrectly identified the dates of those agreements throughout the filing and in the exhibit index. Please revise your disclosure and the exhibit index to correctly reflect the date of each agreement.

•	You have identified the $500,000 loan as a $5,000,000 loan in the exhibit index. Please revise.

•
Exhibit 10.7 does not appear to be a loan agreement, as indicated in the exhibit index, but a request for a loan. Please revise the exhibit index to identify the exhibit accurately. In addition, please file the loan agreement.

Response:

We have made the foregoing changes and have filed the loan agreement as Exhibit 10.7.